03-005
NEWS RELEASE & Q1 INTERIM REPORT Agrium announces First Quarter Results — Revenues up 17%; Gross Margin up 56%.	Date: April 30, 2003 Contact: Investor/Media Relations: Jim Pendergast Tel: (403) 225-7357 Fax: (403) 225-7609 E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its net loss for the first quarter ended March 31, 2003, was $6-million ($0.07 per common share), a significant improvement over the loss of $36-million ($0.33 per common share) for the first quarter of 2002.

“We were able to achieve better than expected results due to very strong global nitrogen prices,” said John Van Brunt, Agrium’s Vice Chairman and CEO. “The first quarter is typically a slow quarter as we build inventory for the North America spring season. However current prices, particularly for nitrogen, suggest we will have our strongest second quarter in a number of years.”

HIGHLIGHTS

•	Due primarily to improving nitrogen fundamentals, Agrium is forecasting second quarter earnings of approximately $0.50 per common share, consistent with First Call consensus. This would result in first half earnings of $0.43 per common share, a substantial improvement over 2002 first half loss of $0.16 per share.

•	Despite mechanical problems, the Argentine nitrogen ammonia plant was operated at 98 percent capacity and the urea plant at 80 percent of capacity in the first quarter. A backup urea heat exchange unit was installed ahead of schedule and is currently being tested to improve operating reliability going forward.

KEY INDICATORS

The following Table summarizes certain key commodity prices affecting the Company’s profitability:

	Q1 2003	Q1 2002	2002 Year

Grain prices (U.S.$/bushel)
Wheat (#2 Soft Red St. L — weekly averages)	$3.38	$2.94	$3.22
Corn (#2 Yellow — weekly averages)	$2.32	$1.93	$2.17
Natural Gas (U.S.$/MMBtu)
NYMEX (last three day average price)	$6.60	$2.38	$3.25
Agrium (average cost)	$3.57	$2.39	$2.47
Nitrogen Prices (U.S.$/metric tonne)
Black sea urea (prilled)	$127	$97	$94
NOLA urea (granular)	$181	$110	$127
Agrium urea (average realized price)	$169	$118	$131

A significant year-over-year increase in grain prices is contributing to improved fundamentals for the agricultural Industry. North American natural gas prices are also up significantly, although Agrium’s gas cost has not increased as much. The result is that Agrium is better positioned to benefit from increased nitrogen prices, in the above Table shown as urea.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS
Agrium’s consolidated earnings before interest expense and income taxes (EBIT) was $6-million for the first quarter, up $42-million from the loss of $36-million in 2002. This increase in earnings is attributed to improved nitrogen profitability in both the North and South America Wholesale operations and the negative impact of the Argentine peso devaluation on the 2002 results.

Business Unit Discussion

North America Wholesale
•	EBIT rose $18-million due to:

•	Higher selling prices for nitrogen as a result of tightening global supply / demand balance, short-term global supply disruptions in Venezuela and Indonesia and significant volatility in North American natural gas prices which resulted in a number of temporary shutdowns throughout the industry during the first quarter.

•	Agrium’s cost of product sold was only slightly impacted by the volatility in North American natural gas prices in the first quarter as the majority of the product sold was produced prior to the increase in natural gas prices.

•	The Alaskan nitrogen facility produced 141,000 tonnes of net ammonia and 177,000 tonnes of urea during the first quarter, somewhat better than anticipated due to spot gas purchases.

•	Phosphate margins improved during the first quarter of 2003 due to higher selling prices, primarily driven by higher sulphur and ammonia input costs facing the major Southern U.S. producers.

North America Retail
•	EBIT expanded $2-million due to:

•	Improved fertilizer prices and higher chemical sales and rebates.

South America Wholesale
•	EBIT jumped $28-million due to:

•	South America Wholesale benefited from higher global nitrogen pricing relative to its fixed base-price natural gas costs. In addition, the agricultural market in Argentina has recovered significantly since the economic uncertainty which followed the unpegging of the Argentine peso from the U.S. dollar in early 2002.

•	2003 results reflect a strengthening Argentine peso, resulting in a translation gain of $3-million. 2002 results reflected $12-million in translation losses.

Financial
Cash flow from operating activities for the first quarter was $34-million compared to $2-million in 2002. This improvement reflects the improved operating results in the quarter.

OUTLOOK
As Agrium moves into the busy spring season and looks toward the second quarter and second half of 2003, there are a number of factors that may have a positive impact on results:

•	The fundamentals of improved crop prices, a 20-year low global grain stocks-to-use ratio, improved nutrient demand in South America and Asia and limited new global nitrogen production coming on-stream over the next few years remain positive factors for the Industry.

•	Early in 2003, moisture conditions improved significantly over previous years for Agrium’s key markets, especially Western Canada.

•	Statistics Canada recently issued their planting intentions report indicating a small increase in total seeded acreage this spring and a 14 percent increase in canola acreage, which tends to use more inputs than other crops.

•	North America nitrogen inventories remain low due to reduced North America production. Imports into North America also remain below levels experienced in 2001 when natural gas prices spiked causing production shutdowns. At the end of March, North American producer inventories were over 25 percent below the previous five-year average. Inventories were significantly reduced due to a number of temporary industry shutdowns when natural gas prices peaked in late February and early March 2003.

Offsetting these positive indicators are some negative factors that may adversely impact second quarter and second half results:
•	Second quarter cost of product sold is expected to reflect higher gas costs experienced in the first quarter. However, Agrium’s North American gas cost was 20 percent lower than NYMEX average for first quarter 2003. In addition, Agrium continues to benefit from low-cost gas at its Alaskan and Argentine nitrogen facilities.

•	The U.S. Department of Agriculture (USDA) has released the prospective plantings intentions and is now forecasting corn acres to be flat year-over-year as compared to an earlier forecasted increase of 1.4 million acres for 2003. The reasons for this revision included dry conditions in the western Corn Belt at the time of the planting survey and higher input costs facing farmers. Since that time moisture conditions have improved. Corn is the highest user of nutrients among the major row crops.

•	To increase the global competitiveness particularly in light of natural gas supply issues with Union Oil Company of California (Unocal), Agrium will be reducing staff levels at its Alaskan nitrogen facility. This will improve the facility’s efficiency and operating costs and continue to allow the facility to operate at capacity given adequate gas supplies. While this will result in severance costs in the second quarter, fixed costs will be lower going forward.

•	Argentine Presidential elections on April 27, 2003 were inconclusive and until election runoffs are completed, the uncertain political environment could result in economic volatility, especially regarding exchange rates.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the Corporation’s annual report to shareholders for 2002, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the future supply and demand for fertilizers, the future prices of nitrogen, phosphate and potash, the level and volatility of natural gas prices, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the U.S. dollar-Argentine peso exchange rate, economic activity in the Argentine agricultural sector, the outcome of the Argentine gas price negotiations, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, weather conditions in North America, the carry-over of nitrogen and soil in farmlands, future grain and crop prices, future levels of nitrogen imports into North America, future nitrogen production capacity, Argentine governmental agricultural policies, and Argentine domestic fertilizer consumption.

A WEBSITE SIMULCAST of the 2003 1st Quarter Conference Call will be available in a listen-only mode beginning Thursday, May 1 at 8:30 a.m. MDT (10:30 a.m. EDT). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended
	March 31,

	2003	2002

Sales	$395	$338
Direct freight	23	20

Net sales	372	318
Cost of product	261	247

Gross Profit	111	71

Expenses
Selling, general and administrative	60	52
Depreciation, depletion and amortization	31	34
Royalties and other taxes	5	6
Other expenses and Argentine charges	9	15

	105	107

Earnings (loss) before interest expense and income taxes	6	(36)
Interest on long-term debt	15	15
Other interest	1	4

Loss before income taxes	(10)	(55)
Current income tax recovery	—	8
Future income tax recovery	4	11

Income taxes	4	19

Net loss	(6)	(36)
Retained earnings — beginning of period	191	245
Preferred securities charges	(3)	(3)

Retained earnings — end of period	$182	$206

Basic loss per common share	($0.07)	($0.33)
Average outstanding shares (in millions)	126	117
Diluted loss per common share	($0.07)	($0.33)
Average outstanding shares (in millions)	126	117
Shares outstanding at end of period (in millions)	126	126

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,

	2003	2002

Operating:
Net loss	$(6)	$(36)
Depreciation, depletion and amortization	31	34
Future income tax recovery	(4)	(11)
Argentine charges	(3)	11
Net changes in non-cash working capital	16	4

Cash provided by operating activities	34	2

Investing:
Capital assets	(8)	(5)
Other assets	3	—
Proceeds from disposal of assets and investments	4	—
Other	3	1

Cash provided by (used in) investing activities	2	(4)

Financing:
Common shares	—	106
Bank indebtedness issue (repayment)	1	(137)
Repayment of long-term debt	—	(1)
Common share dividends paid	(7)	(6)
Preferred securities charges paid	(3)	(3)

Cash used in financing activities	(9)	(41)

Increase (decrease) in cash and cash-equivalents	27	(43)
Cash and cash-equivalents — beginning of period	109	51

Cash and cash-equivalents — end of period	$136	$8

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)

	As at		As at
	March 31,		December 31,

	2003	2002	2002

	(Unaudited)
ASSETS
Current assets
Cash and cash-equivalents	$136	$8	$109
Accounts receivable	198	184	187
Inventories	545	507	353
Prepaid expenses	29	46	35

	908	745	684
Capital assets	1,414	1,462	1,400
Other assets	87	111	85
Goodwill	—	45	—

	$2,409	$2,363	$2,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$2	$74	$1
Accounts payable and accrued liabilities	536	448	340
Income and other taxes payable	1	5	—
Current portion of long-term debt	101	6	25

	640	533	366
Long-term debt
Recourse debt	530	619	604
Non-recourse debt — Profertil	132	141	132

	662	760	736
Other liabilities	149	139	140
Future income taxes	164	150	163

	1,615	1,582	1,405

Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares:
2003 — 126 million (2002 — 126 million)	485	482	484
Preferred securities:
8% Non-convertible: 2003 — 7 million (2002 — 7 million)	171	171	171
6% Convertible: 2003 — 2 million (2002 — 2 million)	50	50	50
Retained earnings	182	206	191
Cumulative translation adjustment	(94)	(128)	(132)

	794	781	764

	$2,409	$2,363	$2,169

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2002. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The interim consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2.	STOCK BASED COMPENSATION

Following is the pro forma net loss and basic loss per share had the Corporation expensed the fair value of stock based compensation in each period:

	Three months ended
	March 31,

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net loss	$(6)	$(8)	$(36)	$(37)
Loss per common share
Basic	$(0.07)	$(0.08)	$(0.33)	$(0.34)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3.	LOSS PER COMMON SHARE

The following table summarizes the computation of net loss per common share:

	Three months ended
	March 31,

	2003	2002

Numerator:
Net loss	$(6)	$(36)
Preferred securities charges net of tax	(3)	(3)

Numerator for basic and diluted loss per share	$(9)	$(39)

Denominator:
Weighted average denominator for basic and diluted common shares (in millions)	126	117

Basic loss per share	$(0.07)	$(0.33)
Diluted loss per share	$(0.07)	$(0.33)

As at March 31, 2003, the Corporation has outstanding approximately ten million options to acquire common shares.

4.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

5.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

AGRIUM INC.
Segmented Earnings (Loss) Before Interest Expense and Income Tax
(Millions of U.S. dollars)
(Unaudited)

	Three months ended March 31,

	2003						2002

	North America		South America				North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$219	$126	$20	$7	$—	$372	$192	$114	$9	$3	$—	$318
— internal customers	16	—	1	—	(17)	—	13	—	—	—	(13)	—

Total net sales	235	126	21	7	(17)	372	205	114	9	3	(13)	318
Cost of product	180	84	6	6	(15)	261	175	78	6	1	(13)	247

Gross profit	55	42	15	1	(2)	111	30	36	3	2	—	71
Gross profit %	23%	33%	71%	14%	12%	30%	15%	32%	33%	67%	0%	22%
Expenses:
Selling, general and administrative	7	45	1	2	5	60	7	41	1	2	1	52
Depreciation, depletion and amortization	21	5	3	—	2	31	21	5	4	1	3	34
Royalties and other taxes	4	1	—	—	—	5	4	1	—	—	1	6
Other (income) expenses and Argentine charges	9	(3)	(3)	—	6	9	2	(3)	12	(3)	7	15

	41	48	1	2	13	105	34	44	17	—	12	107

Earnings (loss) before interest expense and income taxes	$14	$(6)	$14	$(1)	$(15)	$6	$(4)	$(8)	$(14)	$2	$(12)	$(36)

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars, except margin per tonne amounts)
(Unaudited)

	Three months ended March 31,

	2003						2002

	Net	Cost of	Gross	Tonnes (000’s)		Margin	Net	Cost of	Gross	Tonnes (000’s)		Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$49	$39	$10	246	329	$41	$33	$30	$3	262	429	$11
Urea	70	55	15	409	324	37	56	53	3	466	388	6
Nitrate and other	26	22	4	154	274	26	26	25	1	193	307	5

Total Nitrogen	145	116	29	809	927	36	115	108	7	921	1,124	8
Phosphate — Dry	32	26	6	151	138	40	31	29	2	165	188	12
Phosphate — Liquid	15	12	3	46	25	65	10	9	1	31	20	32
Potash	32	20	12	340	267	35	36	21	15	367	312	41
Sulphate and other products	11	6	5	58	184	86	13	8	5	83	128	60

	235	180	55	1,404	1,541	39	205	175	30	1,567	1,772	19

North America Retail
Fertilizers	59	43	16				56	41	15
Chemicals	55	34	21				45	29	16
Other products and services	12	7	5				13	8	5
Other products and services
	126	84	42				114	78	36
South America Wholesale
Nitrogen	20	6	14	139	67	101	9	6	3	86	54	35
Other products and services	1	—	1				—	—	—

	21	6	15				9	6	3
South America Retail
Fertilizers	3	3	—				1	—	1
Other products and services	4	3	1				2	1	1

	7	6	1				3	1	2
Other	(17)	(15)	(2)				(13)	(13)	—

Total	$372	$261	$111				$318	$247	$71

AGRIUM INC.
Net Sales and Gross Profit by Market Destination
(Millions of U.S. dollars, except margin per tonne amounts)
(Unaudited)

	Three months ended March 31,

	2003						2002

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$104	$86	$18	17%	529	$34	$77	$68	$9	12%	533	$17
Phosphate	47	38	9	19%	197	46	41	38	3	7%	196	15
Potash	21	15	6	29%	204	29	24	16	8	33%	225	36
Sulphate and other products	10	4	6	60%	45	—	10	7	3	30%	59	—
North America Retail	126	84	42	33%	—	—	114	78	36	32%	—	—
Other	(16)	(15)	(1)	6%	—	—	(13)	(13)	—	0%	—	—

	292	212	80	27%	975		253	194	59	23%	1,013
International
Nitrogen	61	36	25	41%	419	60	47	46	1	2%	474	2
Potash	11	5	6	55%	136	44	12	5	7	58%	142	49
Sulphate and other products	2	2	—	0%	13	—	3	1	2	67%	23	—
South America Retail	7	6	1	14%	—	—	3	1	2	67%	—	—
Other	(1)	—	(1)	100%	—	—	—	—	—	0%	—	—

	80	49	31	39%	568		65	53	12	18%	639

Total	$372	$261	$111	30%	1,543		$318	$247	$71	22%	1,652